ISSUER FREE WRITING PROSPECTUS

(RELATING TO THE PRELIMINARY PROSPECTUS

SUPPLEMENT DATED MARCH 8, 2010 AND

THE PROSPECTUS DATED MAY 26, 2009)

FILED PURSUANT TO RULE 433

REGISTRATION NO. 333-158972

MARCH 8, 2010

AMERIPRISE FINANCIAL, INC.
$750,000,000
5.30% SENIOR NOTES DUE 2020

FINAL TERM SHEET DATED MARCH 8, 2010

Issuer	Ameriprise Financial, Inc. (“Ameriprise”)

Expected Ratings* (Outlook)	A3 (Moody’s) / A (S&P) / A- (Fitch) (Negative / Negative / Negative)

Security	5.30% Senior Notes due 2020

Trade Date	March 8, 2010

Settlement Date (T+3)	March 11, 2010

Maturity Date	March 15, 2020

Coupon	5.30%

Currency:	USD

Size:	$750,000,000

Security Type:	SEC Registered Senior Notes

Day Count Convention:	30/360

Benchmark Treasury:	3.625% US Treasury due 02/20

Spread to Benchmark Treasury:	+162.5 basis points

Benchmark Treasury Spot and Yield:	99-10+; 3.706% of yield

Price to Public:	99.761% of principal amount

Yield to Maturity:	5.331%

Optional Redemption:

In full or in part on one or more occasions, make-whole call at a discount rate of Treasury plus 25 basis points or, if greater, 100% of the principal amount of notes to be redeemed, in each case plus accrued and unpaid interest to the date of redemption.

Proceeds (after underwriting discount and before expenses) to Issuer:	$743,332,500 (99.111% of principal amount)

Interest Payment Dates:	Interest will accrue from March 11, 2010 and will be payable semi-annually in arrears on March 15 and September 15 of each year, commencing September 15, 2010

Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP/ISIN:	03076CAE6 / US03076CAE66

Bookrunners:	Goldman, Sachs & Co. Credit Suisse Securities (USA) LLC Morgan Stanley & Co. Incorporated

Co-Managers	Banc of America Securities LLC HSBC Securities (USA) Inc. J.P. Morgan Securities Inc. Wells Fargo Securities, LLC

*Note: An explanation of the significance of ratings may be obtained from the rating agencies.  Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate.  The ratings of the notes should be evaluated independently from similar ratings of other securities.  A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the preliminary prospectus supplement and prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by EDGAR at the SEC web site at www.sec.gov. Alternatively, you may obtain a copy of the prospectus and related preliminary prospectus supplement by calling Goldman, Sachs & Co. toll free at 1-866-471-2526, Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037 or Morgan Stanley & Co. Incorporated toll-free at  1-866-718-1649.

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